TRI-VALLEY CORPORATION
5555 Business Park South, Suite 200
Bakersfield, California 93309
661-864-0500

VIA EDGAR
AND FEDERAL EXPRESS

September 20, 2005

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attention: Yong Choi

RE: Tri-Valley Corporation
Form 10-K/A for Fiscal Year Ended December 31, 2004
Form 8-K/A dated May 6, 2005, filed July 15, 2005

Dear Mr. Choi:

This letter responds to your comment letter dated September 2, 2005, on the referenced filings. Today we have filed Amendment No. 3 to Tri-Valley Corporation's Form 10-K/A for the year ended December 31, 2004. Enclosed with this letter are copies of the amended 10-K/A, marked to show changes from the filings referenced in your comment letter. The marked copies are also keyed in the right margin to indicate changes made in response to specific comments.

The following numbered responses correspond to your numbered comments. Page references that follow refer to the marked copies which have been sent via Federal Express.

Form 10-K/A-3 for the Year Ended December 31, 2004

Cover Page

1.

We note you disclosed the aggregated market value of the common shares held by non-affiliates as of August 3, 2005. As instructed on Form 10-K, please disclose the aggregated market value information as of the last business day of your most recently completed second fiscal quarter.

We disclosed that the aggregate market of the common shares held by non-affiliates as of June 30, 2005, was $295,930,424.

Audit Report

2.

We note your response to the prior comment number 13 from our letter dated July 12, 2005. It appears that the correction of an error resulted from a misapplication of generally accepted accounting principles. Please request that your independent auditors give recognition to the restatements in their audit report through an addition of an explanatory paragraph in accordance with AU Section 420.12.

See page 18. The revised auditors' report contains the following additional paragraph:

"As discussed in Note 2 to the financial statements, certain errors resulting in overstatement of previously reported general and administrative expense for the year ended December 31, 2004 and overstatement of previously reported drilling and development revenue and the related costs for the year ended December 31, 2003, were discovered by management of the Company during the current year. Accordingly, the 2004 and 2003 financial statements have been restated to correct the error."

Consolidated Statements of Operations

3.

We believe the line item "sale of oil and gas prospects infers sale of real property or property rights when it actually represents revenues generated from drilling and development services. Please recharacterize this source of revenue as drilling and development services and revise accordingly throughout the document.

See page 21. The prior line item, "sale of oil and gas prospects," has been renamed, "drilling and development" revenue, and "cost of oil and gas prospects sold" has been changed to "drilling and development costs." These changes have been made throughout the 10-K/A.

Related Party Transaction

4.	We note your response to the prior comment number 19 from our letter dated July 12, 2005. Please advise us of the following:

a.	You state that you own a 25% permanent general partner interest in Opus 1. Then you state that you current have a zero percent ownership in Opus 1. Please explain this apparent contradiction.

We stated that we have a permanent 25% general partner interest in Opus-I, which is currently 0%. According to the Opus-I partnership agreement, we are not obligated to pay drilling costs equal to our pro rata right to share in production, which is consistently 25%, on the first well drilled on an exploratory prospect. All wells drilled through 12/31/04, and up to now, have been exploratory in nature; we were not charged for 25% of the drilling costs, but were "carried" by the other well participants. Once a successful exploratory well is drilled, we will be required to contribute money on a straight up 25% pro rata basis for any subsequent wells drilled in the first well's area of interest. Since all wells drilled through June 30, 2005 have been unsuccessful, and we have not been required to contribute any money, we currently have a 0% capital account.

Once a successful well has been drilled and completed, and begins producing net revenue, we will begin to have a capital account balance. We will be required to participate on a 25% basis in all Opus-I joint interest billings for costs of operations or subsequent capital expenditures, because that is our permanent interest.

b.

In your response, you stated that the company uses the successful efforts method of accounting for its oil and gas and drilling line of business. The successful efforts method of accounting is only applicable to oil and gas producing activities and would not be applicable to your drilling business. Please revise your accounting to comply, if necessary.

Perhaps our prior response was unclear. We did not mean to say that we use the successful efforts method for our drilling line of business. We do not apply the successful efforts method to our drilling and development business; therefore, no accounting revisions are necessary to respond to your comment.

c.

Tell us what you mean by "intra-company amounts are eliminated." In your response, please tell us how intra-company elimination differs from inter-company elimination, if you believe there is a difference. In this regard, it appears to us that this statement conflicts with your later statement that you have not eliminated any profit made on the turn-key contracts.

We have not eliminated any profit on turn-key contracts to date with the Opus-I partnership, because we did not sell those contracts to ourselves or to entities controlled by us. The subject contracts were sold to Opus-I, a tax partnership in which we are never going to exceed 25% ownership. (See our reply to comment 4.a above.) More than 50% of this partnership is owned by non-affiliated third party general partners. As in any oil and gas venture, there is an operator (our subsidiary, Tri-Valley Oil and Gas Company) and non-operators, for which the appropriate accounting is pro rata combination. Eliminations, if any, are then made on an intra-company (inside the company) basis, not on an inter-company (more than the company entity involved) basis.

When we begin to have activity in our partnership capital account as a result of successful drilling and development, we will have a computed ownership percentage, but not in excess of 25%. Any revenues or costs allocated to our Opus-I capital account will be eliminated at the parent level if the revenue or costs were initiated by us. Since these eliminations would not be outside the affiliated groups, they are deemed intra-company eliminations. For example, if $100,000 in supervision fees were charged to Opus-I for 2005 and we had a computed 15% ownership (by reason of our participation in a producing property) at 12/31/2005, $15,000 of supervision fees at the parent level would be eliminated against $15,000 of our partnership expenses at the pro rata combination level, resulting in $85,000 of earned supervision fees on a combined basis. Following this method, because we have a current ownership of zero percent, there is no requirement to reduce or eliminate any profit from a turn-key contract.

d.	Explain what "carried interest" means.

Carried interests are parties who participate in revenues but do not bear a proportionate share of drilling costs. We are carried on the cost of drilling exploratory wells in the Opus-I project, as described in our response 4.a. To date, all wells in which that partnership has participated have been exploratory.

e.	Tell us in detail your business arrangement with OPUS-I and how you recognize revenue and expenses associated with the arrangement.

Our business arrangements with the Opus-I partnership consist of two types of transactions which are classified by two lines of our business: (i) drilling and development and (ii) oil and gas operations.

For drilling and development, we present to Opus-I prospects, virtually all of which are exploratory, which are drilled on its behalf. Through our subsidiary, Tri-Valley Oil and Gas Company ("TVOG"), we enter into joint operating agreements in which TVOG drills the well on a turn-key contract basis and will act as operator of any wells completed as producers. The investor partners in Opus-I pay all tangible and intangible drilling costs. When the prospect is logged at total depth, we recognize drilling and development revenue and drilling and development costs. All such costs are advanced by the investor partners before drilling is commenced. Because the contract price is fixed, we have a business risk that we could lose money on a well due to unforeseen circumstances, such as a fire. We have realized a profit on all Opus-I prospects drilled to date.

When Opus-I has a successful well which produces oil and gas, normal industry standard joint interest billings will be prepared. We will bill normal capital and operating expenses to the participants according to their cost sharing ratio as stated in the partnership agreement.

f.

Explain to us in greater detail why you have not eliminated any profit made on the turn-key contracts with OPUS-I. In this regard, please note that Rule 4-10(c)(6)(iv)(B) of Regulation S-X is not applicable to successful efforts companies. Tell us how you are in compliance with the elimination of profit provision under Paragraph 19(a) of APB No. 18.

In our response letter to the SEC dated August 22, 2005, we detailed our reasons for the non-consolidation of the Opus-I partnership. We did not assert that that Rule 4-10(c)(6)(iv)(B) of Regulation S-X is applicable to successful efforts accounting. We were simply making the point that, whereas full costers might be required to eliminate drilling profit, successful efforts companies were not prohibited from recognizing that same drilling profit by this S-X rule.

Since we are using proportional combination method of accounting, which essentially is straight transactional accounting because we have a zero capital account interest currently, and we are less than 20% ownership as required in paragraph 17 of APB 18 to use the equity method, there is no profit to eliminate, and we are in compliance with paragraph 19(a). Additionally, since we are in 2 lines of business, and Opus-I does not participate in the drilling and development line, but only the oil and gas operations line of business, they do not have the risk of loss that we have when drilling, and it is appropriate for us to record results of operations when drilling operations are complete. The drilling contracts were entered into with nonaffiliated third parties. We are not consolidating or using the equity method; there is no inter or intra-company profit to eliminate.

We reviewed the filings of other registrants with similar lines of business, including Petroleum Development Corporation and Warren Resources, Inc., and we have concluded that our recognition of drilling and development revenue is consistent with these other, similar businesses. In each case there is no apparent inter- or intra-company elimination or deferral of profits from drilling on behalf of third party partnership participants.

Engineering Comments

Form 10-K/A Filed on August 22, 2005

Subsequent Events

5.

Regarding your response to the prior comment number from our letter dated July 12, 2005, it is not clear to us how reserves can be classified as proved when there are no proved developed reserves. Please provide us with the engineering report that determined that the Pleasant Valley Energy properties contain 24 million barrels of proved oil reserves. It is also not clear to us why proved oil reserves would be sold for $0.12 per barrel when oil is selling for upwards of $60 per barrel and the average selling price of reserves is over $10 per barrel. We may have further comments.

The financial statements prepared in March 2005, which were included in the Form 10-K/A filed on August 22, 2005, included an estimate of 24 million barrels of proved oil reserves based on a report from the seller. After we acquired Pleasant Valley Energy, we retained Stan W. Brown Consulting Petroleum Engineer to prepare a new estimate of oil reserves as of May 1, 2005. Mr. Brown's reserve estimate was slightly lower than the previous estimate, at 22.658 million barrels. A copy of Mr. Brown's reserve report is enclosed. Our Form 8-K/A filed on July 18, 2005, used this newer reserve estimate for the financial statements filed at that time.

Because no amendment was made to the financial statements in the 10-K/A filed on August 22, 2005, Note 13, to which your comment refers, was not amended in that filing. Because the 10-K/A filed today does contain revisions to the financial statements and auditors' report, Note 13 has been updated to refer to the more recent reserve report. See page 42.

The purchase price of Pleasant Valley Energy was negotiated at arms' length between us and the seller. We believe that the purchase price reflects the seller's need for immediate cash, the heavy crude nature of the reserves being purchased which will add to production costs, and the need for additional drilling and development on the properties to produce the undeveloped reserves.

Form 8-K/A Dated July 15, 2005

General

6.

We note that the Admiral Calder Calcium Carbonate mine you acquired has not operated within the last few years. Before you can designate "reserves" that you can disclose in SEC filings, you must demonstrate that you can penetrate the market, establish a commercially viable operation, and sell a sufficient quantity that you can make a profit after all expenses including a return of capital. This generally requires industrial mineral companies to develop a final feasibility study that includes estimated quantities of material based on drilling, sampling and geologic understanding, current costs and market prices, a cash flow analysis, and a sales contract, binding letter of intent or other proof that you have a successfully marketed your material. Unless you have this level of information, amend your Form 8-K to indicate that you do not have any reserves that meet the standards of SEC's Industry Guide 7, and remove the estimates of proven and probable reserves. This Guide can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

We will respond to this comment after our conference call with the staff to discuss engineering comments, which we expect to do this week.

7.

In addition, Industry Guide 7 does not allow for the reporting of "possible resources" or "possible reserves." Remove any references to estimates of "possible resources" or "possible reserves" in this Form 8-K, or any other materials you file with the Commission.

We will respond to this comment after our conference call with the staff to discuss engineering comments, which we expect to do this week.

8.

As an alternative, the staff has traditionally held that quantity estimates of industrial mineral materials that cannot qualify as "reserves" under Commission definitions may be reported as "mineralized material," or in your case "high calcium materials" if it meets certain qualifications. As the staff use the term, "mineralized material" means a mineralized body, which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Note that "mineralized material" does not include volumes and graders estimated by using only geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators. Only mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples can be called "mineralized materials." Grade cutoffs used to distinguish mineralized material from just mineralization must be established based on economically viable factors that are suitable for the particular site. Generally, mineralized material should be reported as "in place" grade and tonnage.

We will respond to this comment after our conference call with the staff to discuss engineering comments, which we expect to do this week.

9.	For future reference, Industry Guide 7 provides a listing of information that you should disclose about this property in any future Form 10-K filings.

We have noted Guide 7 and will follow it in future filings.

We trust that the foregoing information completely responds to your comments. Please contact us if you have questions or require additional information.

Very truly yours,

/s/ Thomas J. Cunningham

Thomas J. Cunningham
Chief Financial Officer

cc:	Sandy Eisen
April Sifford, Branch Chief
James Murphy, Petroleum Engineer
Roger Baer, Mining Engineer